CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated December 29, 2021, and each included in this Post-Effective Amendment No. 55 on the Registration Statement (Form N-1A, File No. 333-89354) of Pioneer Series Trust X (the “Registration Statement”).

We also consent to the incorporation by reference of our report, dated November 4, 2021, with respect Pioneer Corporate High Yield Fund (one of the funds constituting Pioneer Series Trust X) included in the Annual Report to Shareholders (Form N-CSR) for the year ended August 31, 2021, into this Registration Statement filed with the Securities and Exchange Commission

/s/ Ernst & Young LLP

Boston, Massachusetts

December 22, 2021